FILED PURSUANT TO RULE 424(B)(3)
FILE NUMBER 333-248927
GLOBAL BLUE GROUP HOLDING AG
SUPPLEMENT NO. 1 TO
PROSPECTUS DATED JULY 8, 2021
THE DATE OF THIS SUPPLEMENT IS AUGUST 25, 2021
ON AUGUST 16, 2021, GLOBAL BLUE GROUP HOLDING AG FILED THE ATTACHED REPORT OF FOREIGN PRIVATE ISSUER ON FORM 6-K
The attached information modifies and supersedes, in part, the information in the Prospectus. Any information that is modified or superseded in the Prospectus shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.
UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission file number: 001-39477

GLOBAL BLUE GROUP HOLDING AG

(Exact name of Registrant as specified in its charter)

Zürichstrasse 38, 8306 Brüttisellen, Switzerland
+41 22 363 77 40
(Address of principal executive offices)
        8/24/21 3:02 PM

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No ☒

        8/24/21 3:02 PM

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On August 16, 2021, Global Blue Group Holding AG (the “Company”) provided to its shareholders an invitation to the Company’s annual general meeting. The annual general meeting is expected to take place on Wednesday, September 15, 2021 at 11:00 a.m. CEST at (5:00 a.m. EDT) at the offices of Niederer Kraft Frey Ltd at Bahnhofstrasse 53, Zurich 8001, Switzerland. Due to the COVID-19 pandemic and in accordance with the Swiss Federal Council’s COVID-19 Ordinance 3, shareholders will not be permitted to be physically present at the annual general meeting, and may exercise their voting rights at the annual general meeting only by sending voting instructions to the independent proxy as set forth in the invitation to the annual general meeting and the related proxy card.

Please refer to the invitation to the annual general meeting attached as Exhibit 99.1 to this Form 6-K for the full slate of directors nominated for election or re-election, as the case may be. Two new directors have been nominated for election. Ulf Pagenkopf has been nominated to replace Marcel Erni, who notified the Company of his decision not to stand for re-election as a director. Yulei Wang has been nominated to replace Angel Zhao, who notified the Company of her decision not to stand for re-election as a director. These decisions were not a result of any disagreement with the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 16, 2021

GLOBAL BLUE GROUP HOLDING AG

By:         /s/ Jacques Stern
Name:         Jacques Stern
Title:         Chief Executive Officer

EXHIBIT INDEX

Exhibit number	Description
99.1	Invitation to the 2021 Annual General Meeting
99.2	2021 Annual General Meeting Proxy Card
99.3	Press Release Relating to 2021 Annual General Meeting

        8/24/21 3:02 PM

Exhibit 99.1

Invitation to the Annual General Meeting of
Global Blue Group Holding AG
Wednesday, September 15, 2021, 11:00 a.m. Central European Summer Time at
Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland
I.Agenda Items
1.Annual Report 2020/2021, Consolidated Financial Statements 2020/2021, Statutory Financial Statements 2020/2021 and Compensation Report 2020/2021
1.1Approval of the Annual Report, Consolidated Financial Statements and Statutory Financial Statements
Proposal of the Board of Directors:
The Board of Directors proposes that the Annual Report 2020/2021, the Consolidated Financial Statements 2020/2021 and the Statutory Financial Statements 2020/2021 be approved.
Explanation:
The Annual Report 2020/2021, the Consolidated Financial Statements 2020/2021 and the Statutory Financial Statements 2020/2021 are available to the shareholders online at www.globalblue.com/corporate/investor-relations/.
1.2Consultative vote on the Compensation Report
Proposal of the Board of Directors:
The Board of Directors proposes that the Compensation Report 2020/2021 be endorsed (non-binding consultative vote).
Explanation:
The Compensation Report contains the principles governing the compensation paid to the board of directors and the executive committee and reports on the amounts paid to members of such bodies for 2020/2021, as required under the Swiss Ordinance against Excessive Remuneration in Listed Companies. The Compensation Report 2020/2021 is available to the shareholders online at www.globalblue.com/corporate/investor-relations/.

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2.Statutory Financial Statements 2019
Proposal of the Board of Directors:
The Board of Directors proposes that the Statutory Financial Statements 2019/2020 be approved.
Explanation:
The Statutory Financial Statements 2019/2020, included in the Annual Report 2020/2021, are available to the shareholders online at www.globalblue.com/corporate/investor-relations/.
3.Appropriation of Available Earnings
Proposal of the Board of Directors:
The Board of Directors proposes that the disposable profit be carried forward. The below is a summary of the appropriation of earnings as proposed by the Board of Directors set forth in the Statutory Financial Statements 2020/2021.

‘000 Swiss francs	31-Mar-21 Proposal of the Board of Directors
Retained earnings available to the general meeting	3,437
Allocated to legal reserves	(178)
Distributed to shareholders	-
Carried Forward	3,259
Explanation:
Under Swiss law, the appropriation of available earnings must be submitted for shareholders' approval.
4.Discharge of the Board of Directors and of the Executive Committee
Proposal of the Board of Directors:
The Board of Directors proposes that all members of the Board of Directors and of the Executive Committee be granted discharge for the fiscal year ended March 31, 2021.

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5.Board Elections
5.1Re-election of members of the Board of Directors
Proposal of the Board of Directors:
The Board of Directors proposes that each of the following persons be re-elected as directors for a term of office until the conclusion of the Annual General Meeting 2022:
•Thomas Farley
•Joseph Osnoss
•Christian Lucas
•Jacques Stern
•Eric Strutz
•Eric Meurice
Explanation:
The elections will be conducted on an individual basis. Detailed biography of each candidate for re-election can be found online at www.globalblue.com/corporate/about-us/governance/.
5.2Election of new Directors / Wahl der neuen Verwaltungsratsmitglieder
The Board of Directors proposes that the following persons be elected as directors for a term of office until the conclusion of the Annual General Meeting 2022:
Der Verwaltungsrat beantragt die Wahl der folgenden Personen in den Verwaltungsrat für eine Amtsdauer bis zum Abschluss der ordentlichen Generalversammlung 2022:
•Ulf Pagenkopf
•Yulei Wang
Explanation: / Erläuterungen:
Ulf Pagenkopf’s biography is as follows:
Der Lebenslauf von Ulf Pagenkopf lautet wie folgt:
Mr. Ulf Helge Pagenkopf is a Director at Silver Lake, having joined the firm in 2012. He previously served as a non-executive director on the Board of Global Blue and also serves on the board of ZPG Ltd. Prior to joining Silver Lake, he was employed at Deutsche Bank in the Frankfurt and London offices working in the M&A and Leveraged Debt Capital Markets groups, where he was involved in a variety of leveraged buyout, high yield, and mergers and acquisitions transactions. Mr. Pagenkopf graduated from

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the European Business School, Oestrich-Winkel (Germany) with a B.Sc. in General Management.
Herr Ulf Pagenkopf ist ein Verwaltungsratsmitglied von Silver Lake, wo er seit 2012 tätig ist. Zuvor war er als nicht-exekutives Verwaltungsratsmitglied von Global Blue tätig und gehört auch dem Verwaltungsrat von ZPG Ltd. an. Bevor er zu Silver Lake kam, war er bei der Deutschen Bank in Frankfurt und London in den Bereichen M&A und Leveraged Debt Capital Markets tätig, wo er an einer Vielzahl von Leveraged-Buyout-, High-Yield- und M&A-Transaktionen beteiligt war. Herr Pagenkopf schloss sein Studium an der European Business School in Oestrich-Winkel (Deutschland) mit einem B.Sc. in General Management ab.

Yulei Wang’s biography is as follows:
Der Lebenslauf von Yulei Wang lautet wie folgt:
Mr. Yulei (Steve) WANG has been Vice President of Global Merchant Partnership of Ant Group since November 2020. Mr. Wang joined Alibaba Group in 2004 and successively served various leadership roles including Operations Director of Taobao between 2004 and 2008, Vice President of TMall between 2009 and 2014, CEO of TMall between 2014 and 2015, Chief of Staff of Alibaba Group between 2015 and 2016, and General Manager of the North America office of Alibaba Group between 2018 and 2020. Mr. Wang obtained a bachelor degree from Shaanxi Institute of International Trade and Commerce in 1996 and an EMBA degree from China Europe International Business School in 2009.
Herr Yulei (Steve) WANG ist seit November 2020 als Vizepräsident von Global Merchant Partnership der Ant Group tätig. Herr Wang trat 2004 in die Alibaba Group ein und bekleidete anschliessend verschiedene Führungspositionen, darunter Operations Director von Taobao zwischen 2004 und 2008, Vizepräsident von TMall zwischen 2009 und 2014, CEO von TMall zwischen 2014 und 2015, Chief of Staff der Alibaba Group zwischen 2015 und 2016 und General Manager des Nordamerika-Standortes der Alibaba Group zwischen 2018 und 2020. Herr Wang erwarb in 1996 einen Bachelor-Abschluss am Shaanxi Institute of International Trade and Commerce und in 2009 einen EMBA-Abschluss an der China Europe International Business School.
5.3Election of the Chair of the Board of Directors
Proposal of the Board of Directors:
The Board of Directors proposes that Thomas Farley be re-elected as Chairman of the Board of Directors for a term of office until the conclusion of the Annual General Meeting 2022.

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Explanation:
According to art.7 of the Company's articles of association, the general meeting of shareholders elects the chair of the board of directors. Detailed biography of Thomas Farley can be found online at www.globalblue.com/corporate/about-us/governance/.
5.4Election of Nomination and Compensation Committee
Proposal of the Board of Directors:
The Board of Directors proposes that Thomas Farley, Joseph Osnoss and Eric Strutz each be elected as a member of the Nomination and Compensation Committee for a term of office until the conclusion of the Annual General Meeting 2022.
Explanation:
As requested by Swiss law and according to art.7 of the Company's articles of association, the general meeting of shareholders elects the members of the Nomination and Compensation Committee. The elections will be conducted on an individual basis. Detailed biography of each candidate can be found online at www.globalblue.com/corporate/about-us/governance/.
6.Approval of the maximum Board Compensation and Executive Committee Compensation
6.1Approval of the total maximum amount of Board Compensation
Proposal of the Board of Directors:
The Board of Directors proposes the approval of the aggregate maximum amount of compensation for the Board of Directors of CHF 700,000 (excluding employer social security and pension contributions) for the term of office until the Annual General Meeting 2022.
Explanation:
As requested by Swiss law and according to art.8 of the Company's articles of association, the general meeting of shareholders shall approve the maximum aggregate amount of compensation of the Board of Directors for the term of office until the next ordinary meeting of the shareholders. The proposed amount includes the remuneration of the two current non-executive directors who receive remuneration (which amounts to a maximum aggregate amount of CHF400,000) and an additional sum to potentially cover the remuneration of any additional non-executive directors to be appointed to the Board of Directors in the coming year, and consists of 50% cash compensation for the role on the Board of Directors and its committees as well as 50% in the form of Long-Term Incentive Plans (“LTIP”). The proposed maximum total amount does not include the employer’s statutory social security and pension

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contributions, which must be paid by the Company. The remuneration actually paid will be disclosed in the compensation report for FY2021/22.
6.2Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2022/23
Proposal of the Board of Directors:
The Board of Directors proposes the approval of an aggregate maximum amount of compensation for the Executive Committee of CHF 12.5 million for the fiscal year 2022/23 (excluding employer social security and pension contributions).
Explanation:
As requested by Swiss law and according to art. 8 of the Company's articles of association, the general meeting of shareholders shall approve the maximum aggregate amount of compensation of the Executive Committee for the next fiscal year (i.e. FY2022/23). The proposed amount consists of an annual fixed maximum compensation of CHF 5,670,000, an annual maximum bonus of CHF 3,400,000, an LTIP with a maximum estimated value at the time of allocation of CHF 2,800,000, and other benefits of a total maximum amount of CHF 630,000. The proposed maximum total amount does not include the employer’s statutory social security and pension contributions, which must be paid by the Company. The remuneration actually paid for the fiscal year 2022/23 will be disclosed in the compensation report for FY2022/23.
7.Election of Independent Proxy
Proposal of the Board of Directors
The Board of Directors proposes that ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn, be elected as Independent Proxy for a term of office until the conclusion of the Annual General Meeting 2022.
8.Election of Statutory Auditors
Proposal of the Board of Directors:
The Board of Directors proposes that PricewaterhouseCoopers SA, Geneva be re-elected as statutory auditors for a term of office until the conclusion of the Annual General Meeting 2022.

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9.Reduction of Share Capital by Cancellation of Series A Preferred Shares / Kapitalherabsetzung durch Vernichtung von Vorzugsaktien der Kategorie A
Proposal of the Board of Directors:1
Antrag des Verwaltungsrates:1
1.The Board of Directors proposes the reduction of the share capital from currently CHF 2,112,529.51 by the amount of CHF 59,294.77 to CHF 2,053,234.74 by means of cancellation of 5,929,477 treasury Series A Preferred Shares and the allocation of the reduction amount to the Company's general legal reserves (reserves from capital contribution) as well as the modification of the corresponding provision in the articles of association.
Der Verwaltungsrat beantragt die Herabsetzung des Aktienkapitals von CHF 2'112'529.51 um CHF 59'294.77 auf CHF 2'053'234.74 durch Vernichtung von eigenen 5'929'477 Vorzugsaktien der Kategorie A und Zuweisung des Herabsetzungsbetrages an die allgemeinen gesetzlichen Reserven (Reserven aus Kapitaleinlagen) der Gesellschaft und die Änderung der einschlägigen Statutenbestimmung.
2.The special report by the auditor PricewaterhouseCoopers SA, Geneva required by law is available. It confirms that all claims of creditors are covered despite the share capital reduction.
Der gesetzlich vorgeschriebene Prüfungsbericht des Revisionsunternehmens PricewaterhouseCoopers SA, Genf, liegt vor. Dieser Prüfungsbericht stellt fest, dass die Forderungen der Gläubiger trotz Herabsetzung des Aktienkapitals voll gedeckt sind.
3.Upon completion of the share capital reduction, art. 3a of the Company's articles of association shall be modified as follows (change underlined):
Nach Vollzug der Kapitalherabsetzung wird Art. 3a der Statuten wie folgt geändert (Änderungen sind unterstrichen):
1     Subject to approval of the Commercial Register of the Canton of Zurich. / Vorbehaltlich der Genehmigung durch das Handelsregister des Kantons Zürich.

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II.    Kapital
Artikel 3a: Aktienkapital
Das Aktienkapital der Gesellschaft beträgt CHF 2'053'234.74 und ist eingeteilt in 187'534'962 auf den Namen lautendende Stammaktien mit einem Nennwert von je CHF 0.01 und 17'788'512 wandelbare auf den Namen lautende Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0.01 ("Vorzugsaktien der Kategorie A"). Die Aktien sind vollständig liberiert.

II.Capital
Article 3a: Share Capital
The share capital of the Company amounts to CHF 2,053,234.74 and is divided into 187,534,962 registered common shares with a nominal value of CHF 0.01 each and 17,788,512 registered series A convertible preferred shares with a nominal value of CHF 0.01 each ("Series A Preferred Shares"). The share capital is fully paid-up.

4.The modified share capital mentioned in resolution item 3. of the agenda item 9. is to be adjusted to reflect the issue of the new common shares from the Company's authorized share capital and/or conditional share capital between the general meeting and the registration of the capital reduction in the commercial register.
Das im Beschluss 3 des Traktandums 9 geänderte Aktienkapital ist um die Ausgabe der neuen Stammaktien aus dem genehmigten und/oder bedingten Kapital der Gesellschaft zwischen der Generalversammlung und der Eintragung der Kapitalherabsetzung in das Handelsregister anzupassen.
Explanation: / Erläuterungen:
In connection with a Conversion Agreement of 28 August 2020, on 16 December 2020 certain pref-shareholders have converted an aggregate of 5,929,477 Series A Preferred Shares into common shares through a cashless exchange where the Company received the exchanged 5,929,477 Series A Preferred Shares and has been holding such shares as treasury shares since the conversion. Such shares are to be cancelled. The cancellation of the 5,929,477 Series A Preferred Shares with a nominal value of CHF 0.01 each would result in a capital reduction of CHF 59,294.77.
In Verbindung mit einer Eintauschvereinbarung (Conversion Agreement) vom 28. August 2020 haben bestimmte Vorzugsaktionäre am 16. Dezember 2020 insgesamt 5'929'477 Vorzugsaktien der Kategorie A gegen Stammaktien eingetauscht, wobei die Gesellschaft die eingetauschten 5'929'477 Vorzugsaktien der Kategorie A erhielt und diese Aktien seit dem Eintausch als eigene Aktien hält. Diese Aktien sollen vernichtet werden. Die Vernichtung von 5'929'477 Vorzugsaktien der Kategorie A mit einem Nennwert von je CHF 0,01 würde zu einer Kapitalherabsetzung von CHF 59'294'77 führen.

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II.Organizational matters
Time: Wednesday, September 15, 2021 11:00 a.m. Central European Summer Time
Location:, Niederer Kraft Frey Ltd, Bahnhofstrasse 53, Zurich 8001, Switzerland
Important Notice Regarding COVID-19
Unfortunately, the continuing exceptional circumstances of the COVID-19 pandemic do not allow us to hold our Annual General Meeting 2021 with shareholders attending in person. The Annual General Meeting 2021 will be held in accordance with the Ordinance 3 of the Swiss Federal Council on Measures to Combat the Coronavirus (COVID-19) and without the personal attendance of shareholders. As a result, the shareholders may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Annual General Meeting 2021. We take the safety of our shareholders, directors, officers, employees and service providers very seriously, and hope you understand the need for these measures.
Eligibility to Vote
Shareholders with voting rights registered in the share register (“holders of record”) maintained by our transfer agent, Continental Stock Transfer & Trust Company (“Continental”) and shareholders holding their shares through their broker or bank (“street name holders”) on 7 September 2021 at 4:30 p.m. EDT (the “Record Date”) will be eligible to vote at the Annual General Meeting. Shareholders who have sold their shares prior to 7 September 2021 are not entitled to vote those shares at the Annual General Meeting.
Invitation and Voting Materials
Holders of record on 11 August 2021 will receive the Annual General Meeting invitation and a proxy card directly from Continental. These materials will contain access information for the Continental portal, by which holders of record may give voting instructions and authorization to the independent proxy, as well as information on voting by mail.
Street name holders are unknown to the Company or Continental. Street name holders should receive materials on behalf of, and be able to vote on the portal designated by, their broker or bank. Street name holders will only be able to give instructions and authorization to the independent proxy via the portal or other method designated by their broker or bank and should therefore contact their broker or bank or its designated agent about how to do so.
Holders of record with voting rights, including those who become holders of record after 11 August 2021 but on or before 7 September 2021 and wish to vote their shares at the Annual General Meeting (by way of the independent proxy), may obtain copies of the proxy card by contacting Continental via email at proxy@continentalstock.com.
Voting (Instructions to Independent Proxy)

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Voting rights can only be exercised through the independent proxy ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland, represented by Mr. Roger Föhn. Shareholders may give voting instructions and authorization to the independent proxy prior to the Annual General Meeting. The independent proxy will be physically present at the Annual General Meeting in order to vote on behalf of the shareholders from whom the independent proxy has received valid instructions and authorization.
Voting Instructions by Holders of Record
The Company recommends that holders of record give voting instructions and authorization to the independent proxy electronically through the Continental portal with the individual shareholder number (“QR Code”) provided by Continental. To do so, holders of record should follow the instructions given on the enclosed proxy card.
Holders of record may also give voting instructions and authorization to the independent proxy through Continental by mail, using the enclosed proxy card. Holders of record should send their filled out and signed proxy card to Continental via email at proxy@continentalstock.com, or by using the enclosed business reply envelope or another envelope with the appropriate postage at the following address:
Continental Stock Transfer & Trust Company
1 State Street, Floor 30
New York, NY 10275-0741
United States
Electronic voting instructions and proxy cards sent by mail must be received by Continental no later than 8:00 a.m. EDT / 2:00 p.m. CEST on 14 September 2021.
Once received by Continental, voting instructions may not be changed by the shareholders. Should Continental receive voting instructions from the same shareholder both electronically and in writing, only the electronic instructions will be taken into account.
Voting Instructions by Street Name Holders
Street name holders who would like to give voting instructions and authorization to the independent proxy to vote should follow the instructions of their broker or bank or its designated agent and should use the portal or other methods designated by their broker or bank.
Street name holders should observe the deadlines to submit voting instructions and authorizations that are set in the instructions of their broker or bank or its designated agent.
Availability of Annual Report and Related Materials
This invitation to the Annual General Meeting 2021 including the explanation to the agenda items, the FY20/21 – Global Blue Group Holding AG Annual Report (which includes the Management Report (Form 20-F), the Consolidated Financial Statements 2020/2021, the Statutory Financial Statements 2020/2021 and the Compensation Report 2020/2021) are available online at www.globalblue.com/corporate/investor-relations. Copies of these documents

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may be obtained without charge by contacting the investor relationship via email at ir@globalblue.com. Copies may also be physically inspected at the offices of Global Blue Group Holding AG, Zürichstrasse 38, 8306 Brüttisellen.

Zurich August 16, 2021
By the order of the Board of Directors of Global Blue Group Holding AG
Jeremy Henderson-Ross
General Counsel & Company Secretary

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Exhibit 99.2

YOUR VOTE IS IMPORTANT. PLEASE VOTE TODAY.

Vote by Internet - QUICK ▯▯▯ EASY
IMMEDIATE - 24 Hours a Day, 7 Days a Week or by Mail

GLOBAL BLUE GROUP HOLDING AG

Your Internet vote authorizes the independent proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card. Votes submitted electronically over the Internet must be received by 8:00 a.m., Eastern Time, 2:00 p.m. CEST on September 14, 2021.

INTERNET/MOBILE – www.cstproxyvote.com
Use the Internet to vote your proxy. Have your proxy card available when you access the above website. Follow the prompts to vote your shares.

MAIL – Mark, sign and date your proxy card and return it in the postage-paid envelope provided.

NO VOTING IN PERSON AT THE MEETING – Shareholders may only exercise their rights by providing voting instructions to the independent proxy timely in advance of the Annual General Meeting 2021.

PLEASE DO NOT RETURN THE PROXY CARD IF YOU ARE VOTING ELECTRONICALLY.

▯ FOLD HERE • DO NOT SEPARATE • INSERT IN ENVELOPE PROVIDED ▯

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

GLOBAL BLUE GROUP HOLDING AG

ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland represented by Mr. Roger Föhn, with the power of substitution, independent proxy, is hereby authorized to represent and vote the shares of the undersigned, with all the powers which the undersigned would possess if personally present at the Annual General Meeting of Shareholders of Global Blue Group Holdings AG to be held on Wednesday, September 15, 2021 and at any postponement or adjournment thereof.

SHARES REPRESENTED BY THIS PROXY WILL BE VOTED BY THE INDEPENDENT PROXY AS INDICATED WHEN PROPERLY EXECUTED. IF NO SUCH DIRECTIONS ARE INDICATED, THE INDEPENDENT PROXY WILL VOTE FOR THE ELECTION OR RE-ELECTION OF EACH DIRECTOR NOMINEE NAMED HEREIN AND IN FAVOR OF ALL OTHER PROPOSALS DESCRIBED IN THIS PROXY CARD. WITH REGARD TO ANY NEW OR MODIFIED PROPOSALS OR AGENDA ITEMS PROPERLY PUT BEFORE THE ANNUAL GENERAL MEETING BY SHAREHOLDERS OR THE BOARD OF DIRECTORS, IF NO DIRECTIONS ARE INDICATED, THE INDEPENDENT PROXY WILL VOTE IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

(Continued, and to be marked, dated and signed, on the other side)

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PROXY

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" EACH OF THE DIRECTOR NOMINEES NAMED IN PROPOSALS 5.1, 5.2 AND 5.4 AND "FOR" EACH OTHER PROPOSAL DESCRIBED HEREIN.

Please mark your votes like this ☒

Proposal	FOR	AGAINST	ABSTAIN
1.1. Approval of the Annual Report, Consolidated Financial Statements and Statutory Financial Statements.	☐	☐	☐
1.2. Consultative vote on the Compensation Report.	☐	☐	☐
2. Approval of Statutory Financial Statements 2019.	☐	☐	☐
3. Approval of Appropriation of Available Earnings.	☐	☐	☐
4. Approval of Discharge of the Board of Directors and of the Executive Committee.	☐	☐	☐

	FOR	AGAINST	ABSTAIN
Thomas Farley	☐	☐	☐
Joseph Osnoss	☐	☐	☐
Christian Lucas	☐	☐	☐
Jacques Stern	☐	☐	☐
Eric Strutz	☐	☐	☐
Eric Meurice	☐	☐	☐

5.2. Election of new Directors:

	FOR	AGAINST	ABSTAIN
Yulei Wang	☐	☐	☐
Ulf Pagenkopf	☐	☐	☐

Proposal	FOR	AGAINST	ABSTAIN
5.3. Election of Thomas Farley as the Chair of the Board of Directors.	☐	☐	☐

5.4. Election of Nomination and Compensation Committee:

	FOR	AGAINST	ABSTAIN
Thomas Farley	☐	☐	☐
Joseph Osnoss	☐	☐	☐
Eric Strutz	☐	☐	☐

Proposal	FOR	AGAINST	ABSTAIN
6.1. Approval of the total maximum amount of Board Compensation for the term of office until the Annual General Meeting 2022	☐	☐	☐
6.2. Approval of the total maximum amount of Executive Committee Compensation for the fiscal year 2022/23.	☐	☐	☐
7. Election of ADROIT Attorneys-at-Law, Kalchbühlstrasse 4, CH-8038 Zurich, Switzerland represented by Mr. Roger Föhn as Independent Proxy.	☐	☐	☐
8. Re-election of PricewaterhouseCoopers SA, Geneva as statutory auditors.	☐	☐	☐
9. Approve the reduction of Share Capital by Cancellation of 5,929,477 Series A Preferred Shares	☐	☐	☐

With regard to any new or modified proposals or agenda items properly put before the Annual General Meeting by shareholders or the Board of Directors:

☐ to vote in favour of the new or modified proposals or agenda items.

☐ to vote against the new or modified proposals or agenda items.

☐ to vote in accordance with the recommendation of the Board of Directors.

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Exhibit 99.3

GLOBAL BLUE GROUP HOLDING AG
2021 ANNUAL GENERAL MEETING
15th September 15, 2021

Eysins, Switzerland, 16th August 2021

Global Blue Group Holding AG (“Global Blue”) will hold its Annual General Meeting of Shareholders (“AGM”) on September 15, 2021 at 11:00 CEST at Bahnhofstrasse 53, Zurich, Switzerland.
The preparatory documents for the AGM are posted in the “Investor Relations” section of Global Blue’s website: www.globalblue.com.
A copy of the invitation to the AGM together with the Proxy Card are filed with this Report on Form 6-K as Exhibit 99.1 and is incorporated herein by reference.

CONTACTS
Media : Domitille Pinta, VP Communications
+33 6 11 07 52 90 - dpinta@globalblue.com

General Enquiries: ir@globalblue.com

ABOUT GLOBAL BLUE
Global Blue pioneered the concept of Tax Free Shopping 40 years ago. Through continuous innovation, it has become the leading strategic technology and payments partner, empowering merchants to capture the growth of international shoppers.

The Group connects all stakeholders involved in the international shopping ecosystem, helping:
•More than 29 million international shoppers receive a seamless and personalised shopping experience, enabling them to claim back the VAT on their eligible purchases when they shop abroad and to pay in their home currency at a guaranteed best rate,

•More than 300,000 points of sale, including leading department stores and luxury brands, identify growth opportunities through smart data and intelligence solutions, increase footfall through data-driven marketing solutions and convert traffic into merchant revenue through innovative in-store technologies,
•More than 50 acquirers, at around 130,000 points of interaction, benefit from additional revenue streams and offer merchants and travellers Dynamic Currency Conversion options and other Added-Value Payment Solutions,
•Customs & authorities in more than 40 countries increase country attractiveness and ensure a secure and compliant Tax Free Shopping scheme.

In the financial year ending 31 March 2020, Global Blue processed 35 million Tax Free Shopping transactions with a total value of €18.5 billion sales in store, and 31 million Added-Value Payment Solutions transactions with a total value of €4.4 billion sales in store.
Global Blue is listed on the NYSE under the ticker [GB].

Global Blue has over 1,300 employees in more than 50 countries.

For more information, visit http://www.globalblue.com/corporate/
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